Cynosure, Inc.
5 Carlisle Road
Westford, Massachusetts 01886
December 6, 2005
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Alan Morris

Re:	Cynosure, Inc. Registration Statement on Form S-1 (File No. 333- 127463) Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Cynosure, Inc., a Delaware corporation, hereby requests that the above-referenced Registration Statement be made effective as of 3:00 p.m., Eastern time, on December 8, 2005, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, CYNOSURE, INC.
By:	/s/ Timothy W. Baker
Timothy W. Baker
Executive Vice President, Chief Financial Officer and Treasurer